Exhibit 99.1

Hydro One’s 2023-2027 Investment Plan to improve service, support economic growth and prepare for climate change approved by the Ontario Energy Board

TORONTO, November 29, 2022 – Today, the Ontario Energy Board (OEB) approved the settlement agreement for Hydro One Networks Inc.’s (Hydro One) Joint Rate Application, which includes the 2023-2027 Investment Plan for the company’s transmission and distribution systems. The Investment Plan, informed by customer feedback, plans to reduce the impacts of power outages, renew and replace critical transmission and distribution infrastructure, enable economic growth and prepare for climate change.

“We are pleased to receive approval from the OEB on the settlement agreement for our five-year Investment Plan which will make strategic investments in our aging electricity system,” said David Lebeter, Chief Operating Officer, Hydro One. “Much of Ontario’s electricity system was built in the 1950s and it is critical to invest in the system to improve reliability, prepare for climate change and enable economic growth.”

To deliver on the company’s Investment Plan, the typical Hydro One residential customer’s monthly bill will increase by an average of $3.12 in each year from 2023 to 2027.

The Investment Plan will:

Renew or replace critical infrastructure in almost every community across Ontario

•	Renew equipment on the high voltage transmission system which powers large industry and communities in the province.

•	Upgrade equipment on the distribution system, including renewing or replacing wood poles across the province.

Improve resiliency and reliability and prepare for the impacts of climate change

•	Use automation and innovative solutions to reduce the impact of power outages for distribution customers.

•	Improve power resiliency to Indigenous communities through innovative battery solutions which have been shown to improve reliability by up to 60 per cent.

•	Prevent outages by removing dead and diseased trees that could strike power lines.

•	Invest in stronger poles to withstand more severe weather.

Build a grid for the future to support economic growth and customer choice

•	Invest in new or upgraded infrastructure to accommodate community and industrial growth.

•	Support housing growth by connecting close to 18,000 new distribution customers each year – the equivalent to powering a city the size of Orillia.

•	Modernize meters and associated infrastructure to enable future flexibility, choice and cost savings.

By investing in the electricity system and renewing critical infrastructure, this Investment Plan will improve service for customers, prepare the system for more severe weather and better protect small businesses and large manufacturers from power outages responsible for millions of dollars in lost productivity.

For more information, visit HydroOne.com/InvestmentPlan.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868

Forward-Looking Statements and Information:

This press release and the decision and investment plan to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.